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September 27, 2022

VIA EDGAR TRANSMISSION

Brian Fetterolf

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Avista Public Acquisition Corp. II Amendment No. 4 to Registration Statement on Form S-4 Filed September 13, 2022 File No. 333-264525

Dear Mr. Fetterolf:

On behalf of our client, Avista Public Acquisition Corp. II (the “APAC”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 21, 2022 with regard to Amendment No. 4 to the Registration Statement on Form S-4 (File No. 333-264525) filed by APAC on September 13, 2022 (the “Registration Statement”). APAC is concurrently providing to the Commission with Amendment No. 5 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 5”). In addition to addressing the comments raised by the Staff in the Comment Letter, Amendment No. 5 includes updates to certain other disclosures and clarifications to the information contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all captions and references to page numbers in such responses correspond to page numbers set forth in Amendment No. 5. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-4 filed September 13, 2022

Beneficial Ownership of Securities, page 379

1.	Comment: We note your disclosure that Avista Capital Holdings, LP holds 5,645,000 Class B shares, however APAC's IPO registration statement on Form S-1 indicated that Avista Acquisition LP II held such Class B shares. Please tell us why different entities are listed as the beneficial owner of the shares. To the extent that the shares continue to be held by Avista Acquisition LP II, your sponsor, please make this clear in the beneficial ownership table.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 382 of Amendment No. 5.

Securities and Exchange Commission September 27, 2022 Page 2

Item 21. Exhibits and Financial Statement Schedules, page II-1

2.	Comment: Exhibit 5.1 covers the shares of common stock and public warrants of New OmniAb to be issued in connection with the merger. As your filing fee table also covers the shares of common stock underlying the public warrants, please revise your opinion to cover these underlying securities.

Response: APAC respectfully acknowledges the Staff’s comment and has revised Exhibit 5.1 accordingly.

3.	Comment: We note the assumptions in paragraph B of exhibit 5.1 relating to Avista Public Acquisition Corp. II and the Class A ordinary shares, Class B ordinary shares, units and warrants. It appears that the opinion of Maples and Calder dated July 28, 2021, and filed as Exhibit 5.2, is meant to provide the opinion that covers these assumptions. Please tell us why you believe an updated opinion from Maples and Calder is not required. We note that the Maples and Calder opinion currently filed is a “when issued” opinion for the relevant securities, limits reliance to purchasers of Units under the Form S-1, and does not opine on the Class B ordinary shares. Alternatively, please provide an updated opinion covering the assumptions in paragraph B, or remove the assumptions from the opinion. For further guidance, refer to Staff Legal Bulletin No. 19.

Response: APAC respectfully acknowledges the Staff’s comment and has filed an updated opinion of Maples and Calder as Exhibit 5.2 and a consent of Maples and Calder as Exhibit 23.4. APAC has also revised the disclosure on page 415 accordingly.

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Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891 or by e-mail at jackie.cohen@weil.com.

Sincerely yours,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen

cc:	Benjamin Silbert
General Counsel
Avista Public Acquisition Corp. II

Raymond Gietz, Weil, Gotshal & Manges LLP
Matthew Bush, Latham & Watkins, LLP
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